Exhibit 99.1

GOLD RESERVE INC.

March 31, 2024

Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

1

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Expressed in U.S. dollars)

			March 31, 2024	December 31, 2023
ASSETS
Current Assets:
Cash and cash equivalents (Note 3)			$8,748,403	$8,529,162
Term deposits (Note 4)			27,458,553	29,361,215
Marketable equity securities (Note 5)			2,106,668	1,175,892
Prepaid expense and other			77,028	289,488
Total current assets			38,390,652	39,355,757
Property, plant and equipment, net (Note 6)			380,512	384,390
Total assets			$38,771,164	$39,740,147
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses			$1,372,106	$713,485
Income tax payable (Note 9)			9,902,822	9,707,779
Severance accrual (Note 8)			–	743,511
Total current liabilities			11,274,928	11,164,775

Total liabilities			11,274,928	11,164,775

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			302,950,305	302,681,173
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2024…99,668,711	2023…99,548,711
Contributed surplus			20,625,372	20,625,372
Stock options (Note 8)			23,708,349	23,661,590
Accumulated deficit			(319,787,790)	(318,392,763)
Total shareholders' equity			27,496,236	28,575,372
Total liabilities and shareholders' equity			$38,771,164	$39,740,147

Contingencies (Notes 2 and 8)

Subsequent Events (Note 10)

The accompanying notes are an integral part of the interim consolidated financial statements.

Approved by the Board of Directors:

/s/ James P. Tunkey /s/ Yves M. Gagnon

2

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2024	2023
INCOME (LOSS)
Interest income	$471,950	$457,330
Unrealized gain on equity securities (Note 5)	930,776	35,932
Foreign currency loss	(9,738)	(5,305)
Total Other Income	1,392,988	487,957
EXPENSES
Corporate general and administrative (Notes 2 and 8)	1,060,683	1,053,080
Legal and accounting	677,581	293,970
Enforcement of Arbitral Award (Note 2)	847,934	183,931
Exploration costs	6,774	10,434
Equipment holding costs	-	40,608
Total Expense	2,592,972	1,582,023

Net loss before income tax for the period	$(1,199,984)	$(1,094,066)
Income tax expense (Note 9)	(195,043)	–

Net loss and comprehensive loss for the period	$(1,395,027)	$(1,094,066)

Net loss per share, basic and diluted	$(0.01)	$(0.01)
Weighted average common shares outstanding, basic and diluted	99,563,216	99,547,710

The accompanying notes are an integral part of the interim consolidated financial statements.

3

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in U.S. dollars)

For the Three Months Ended March 31, 2024 and 2023
	Common Shares		Contributed Surplus	Stock Options	Accumulated Deficit
	Number	Amount
Balance, December 31, 2023	99,548,711	$ 302,681,173	$ 20,625,372	$ 23,661,590	$ (318,392,763)
Net loss for the period	–	–	–	–	(1,395,027)
Stock option compensation (Note 8)	–	–	–	123,891	–
Share issuance - stock option exercise	120,000	269,132	–	(77,132)	–
Balance, March 31, 2024	99,668,711	$ 302,950,305	$ 20,625,372	$ 23,708,349	$ (319,787,790)

Balance, December 31, 2022	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$ (295,273,771)
Net loss for the period	–	–	–	–	(1,094,066)
Stock option compensation (Note 8)	–	–	–	–	–
Balance, March 31, 2023	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$ (296,367,837)

The accompanying notes are an integral part of the interim consolidated financial statements.

4

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2024	2023
Cash Flows from Operating Activities:
Net loss for the period	$(1,395,027)	$(1,094,066)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	123,891	–
Depreciation	3,878	16,149
Unrealized gain on marketable equity securities	(930,776)	(35,932)
Amortized interest on term deposits	(411,206)	(384,378)
Changes in non-cash working capital:
Increase in interest on income tax payable	195,043	–
Decrease in severance accrual	(743,511)	(531,981)
Net decrease (increase) in prepaid expense and other	212,460	328,139
Net increase (decrease) in payables and accrued expenses	658,621	(134,863)
Net cash used in operating activities	(2,286,627)	(1,836,932)
Cash Flows from Investing Activities:
Purchase of term deposits	(6,235,307)	(13,077,305)
Proceeds from maturity of term deposits	8,549,175	10,200,000
Net cash provided by (used in) investing activities	2,313,868	(2,877,305)
Cash Flows from Financing Activities:
Proceeds from the exercise of stock options	192,000	–
Net cash provided by financing activities	192,000	–
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	219,241	(4,714,237)
Cash and cash equivalents - beginning of period	8,529,162	15,380,489
Cash and cash equivalents - end of period	$8,748,403	$10,666,252

The accompanying notes are an integral part of the interim consolidated financial statements.

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Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") has historically been engaged in the business of evaluating, acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. The Company’s primary activities include those related to corporate and legal activities associated with the collection of the unpaid balance of the Award (defined below, see Note 2) and matters related to the Siembra Minera project (the “Siembra Minera Project”).

The U.S. and Canadian governments have imposed various sanctions (the “Sanctions”) targeting the Bolivarian Republic of Venezuela ("Venezuela"). The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to prohibit or restrict the Company from working with Venezuelan government officials with respect to the Settlement Agreement (defined below) and/or payment of the remaining balance of the Award plus interest and /or pursuing remedies with respect to the Resolution (defined below) by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project and/or finance, develop and operate the Siembra Minera Project.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our cash holdings (See Note 3).

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized development costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years.

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Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Uncertain Tax Positions. We record uncertain tax positions based on a two-step process that separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold which requires that the Company determine if it is more likely than not that it will sustain the tax benefit taken or expected to be taken in the event of a dispute with taxing authorities. The second step, for those positions meeting the “more likely than not” threshold, is to recognize the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement with taxing authorities. Management periodically evaluates positions taken in tax returns in situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be received from or paid to tax authorities.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods. The Company classifies interest and penalties on underpayment of income tax as income tax expense.

Marketable Equity Securities. The Company's marketable equity securities are reported at fair value with changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable equity securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, term deposits, deposits, advances and receivables are accounted for at amortized cost which approximates fair value (See Notes 3 and 4). Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

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Note 2. Enforcement of Arbitral Award:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed among other things to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments ending on or before June 15, 2019 (the "Settlement Agreement"). As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data. Venezuela has been in breach of the Settlement Agreement since 2018. The Company is pursuing enforcement of the Award through legal proceedings in the United States and Portugal.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. Venezuela is in breach of the Settlement Agreement and the Company is pursuing enforcement of the Award in the United States and other jurisdictions (which includes collection efforts). The remaining unpaid amount due from Venezuela pursuant to the Award totals an estimated $1.076 billion (including interest) as of March 31, 2024. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, described below, as management has not yet determined that payment from Venezuela is probable. While collection efforts continue, including legal proceedings in the United States and Portugal, the timing and amount of any funds collected under the Award, if any, is not yet probable as at March 31, 2024. This judgment was based on various factors including the Sanctions imposed on Venezuela, the current economic and political instability in Venezuela, the history of non-payment by Venezuela under the terms of the Settlement Agreement. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The interest rate provided for on any unpaid amounts pursuant to the Award (less legal costs and expenses) is specified as LIBOR plus 2%, compounded annually. With the phase out of LIBOR, the U.S. Congress enacted the Adjustable Interest Rate (LIBOR) Act to establish a process for replacing LIBOR in existing contracts. The U.S. Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on the Secured Overnight Financing Rate (SOFR) that replaced LIBOR in certain financial contracts after June 30, 2023. Accordingly, effective July 1, 2023, the Company began calculating the interest due on the unpaid amount of the Award using a benchmark replacement rate based on SOFR plus two percent.

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of March 31, 2024, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10 million, substantially all of which has been paid to the CVR holders.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially the same as Net Proceeds for the CVR. As of March 31, 2024, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Award and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela.

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Note 3. Cash and Cash Equivalents:

Cash and Cash Equivalents

	March 31,	December 31,
	2024	2023
Bank deposits	$488,466	$455,057
Short term investments	8,259,937	8,074,105
Total	$8,748,403	$8,529,162

The Company’s cash and cash equivalents are predominantly held in U.S. banks and Canadian chartered banks. Short term investments include money market funds, certificates of deposit and U.S. treasury bills which mature in three months or less.

Note 4. Term Deposits:

 Term deposits

	March 31,	December 31,
	2024	2023
U.S. Treasury Bills	$23,368,358	$25,407,439
Certificates of deposit	4,090,195	3,953,776
	$27,458,553	$29,361,215

The Company has term deposits which are classified as held to maturity, carried at amortized cost and have original maturities of greater than 3 months and less than 12 months. Term deposits consist of U.S. treasury bills purchased at a discount and amortized to face value over their respective terms and certificates of deposit. During the three months ended March 31, 2024 and 2023, the Company recorded non-cash interest income of $411,206 and $384,378, respectively, related to the amortization of discount on term deposits.

Note 5. Marketable Securities:

	March 31,	December 31,
Schedule of Marketable Securities Value	2024	2023
Equity securities
Fair value and carrying value at beginning of period	$1,175,892	$98,053
Increase in fair value	930,776	1,077,839
Fair value and carrying value at balance sheet date	$2,106,668	$1,175,892

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded within “Income (Loss)" in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

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Note 6. Property, Plant and Equipment:

Property, Plant and Equipment

		Accumulated
	Cost	Depreciation	Net
March 31, 2024
Furniture and office equipment	$423,813	$(393,301)	$30,512
Transportation equipment	326,788	(326,788)	–
Leasehold improvements	29,390	(29,390)	–
Mineral property	350,000	–	350,000
	$1,129,991	$(749,479)	$380,512

		Accumulated
	Cost	Depreciation	Net
December 31, 2023
Furniture and office equipment	423,813	(389,423)	34,390
Transportation equipment	326,788	(326,788)	–
Leasehold improvements	29,390	(29,390)	–
Mineral property	350,000	–	350,000
	$1,129,991	$(745,601)	$384,390

We evaluate our equipment and mineral property to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. No impairment write-downs of property, plant and equipment were recorded during the three months ended March 31, 2024 and 2023.

Note 7. 401(k) Plan:

The 401(k) Plan, formerly entitled the KSOP Plan, was originally adopted in 1990 and was most recently restated effective January 1, 2021. The purpose of the 401(k) Plan is to offer retirement benefits to eligible employees of the Company. The 401(k) Plan provides for a salary deferral, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. Cash contributions for the 2023 plan year were approximately $103,000. As of March 31, 2024, no contributions by the Company had been made for the 2024 plan year.

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Note 8. Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase up to a maximum of 9,939,500 of the Company’s Class A common shares. As of March 31, 2024, there were 2,076,107 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSX Venture Exchange and as may be determined by the Board or a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the three months ended March 31, 2024 and 2023 are as follows:

	2024		2023
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	7,722,392	$ 2.04	7,578,393	$ 2.03
Options granted	140,000	3.18	-	-
Options exercised	(120,000)	1.60	-	-
Options outstanding - end of period	7,742,392	$ 2.06	7,578,393	$ 2.03

Options exercisable - end of period	7,742,392	$ 2.06	7,578,393	$ 2.03

The following table relates to stock options at March 31, 2024:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.99 - $1.28	358,999	$1.07	$ 697,718	8.59	358,999	$1.07	$ 697,718	8.59
$1.60 - $1.60	2,863,750	$1.60	4,037,888	7.51	2,863,750	$1.60	4,037,888	7.51
$1.61 - $1.93	435,000	$1.77	539,350	5.53	435,000	$1.77	539,350	5.53
$2.39 - $2.52	3,514,643	$2.40	2,160,229	3.16	3,514,643	$2.40	2,160,229	3.16
$3.15 - $3.26	570,000	$3.21	0	2.95	570,000	$3.21	0	2.95
$0.99 - $3.26	7,742,392	$2.06	$ 7,435,185	5.14	7,742,392	$2.06	$ 7,435,185	5.14

During the three months ended March 31, 2024, the Company granted 140,000 stock options and recorded non-cash compensation during the three months ended March 31, 2024 of $123,891 upon the vesting of stock options granted during the period.

The weighted average fair value of the options granted in 2024 was calculated as $0.88. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

Risk free interest rate	4.67%
Expected term	1.5 years
Expected volatility	52%
Dividend yield	0

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

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Change of Control Agreements

The Company maintains change of control agreements with certain officers and a consultant. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of March 31, 2024, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $5.3 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

Senior Management Employment Agreements

In the fourth quarter of 2021, the Company and certain members of senior management entered into employment agreements as part of a three-year cost reduction program. The plan provides for the reduction of cash compensation and the payment of an incentive bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of March 31, 2024, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $1.6 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments upon the occurrence of certain events resulting in termination of employment. As of December 31, 2023, the Company had accrued a liability for a severance payment of approximately $0.7 million. This amount was included in general and administrative expense for the year ended December 31, 2023 and was paid during the first quarter of 2024.

Note 9. Income Tax:

Income tax benefit (expense) for the three months ended March 31, 2024 and 2023 differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2024		2023
	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 299,996	25	$ 273,517	25
Difference due to:
Different tax rates on foreign subsidiaries	18,572	3	(43,330)	(4)
Non-deductible expenses	(26,279)	(4)	(110)	0
Change in valuation allowance and other	(292,289)	(24)	(230,077)	(21)
Interest on income tax payable	(195,043)	(28)	0	0
Income tax expense	$ (195,043)	(28)	$ 0	0

The Company recorded income tax expense of $195,043 and nil during the three months ended March 31, 2024 and 2023. Income tax expense in 2024 was a result of interest related to the 2023 derecognition of previously recognized tax benefits as outlined below.

The 2017 through 2020 tax filings of the Company’s U.S. subsidiary are under examination by the Internal Revenue Service (IRS). Additionally, Canada Revenue Agency (CRA) is examining the Company’s 2018 and 2019 international transactions. The Company has received Notices of Proposed Adjustment (NOPA) from the IRS proposing to (i) disallow the worthless stock deductions (related to investments in the Brisas project) taken by the Company’s U.S. subsidiary for the 2017 tax year and (ii) tax income on or related to the Award that may be received by the Company in the future.

ASC 740-10-25 requires that the Company recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The tax benefits of the worthless stock deductions referred to above were previously recorded in the Company’s financial statements on the basis that it was more likely than not that the tax filing position would be sustained. As of each balance sheet date, the Company reassesses the tax position and considers any changes in facts or circumstances that

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indicate factors underlying the sustainability assertion have changed and whether the amount of the recognized tax benefit is still appropriate.

The Company disagrees with the IRS’s position and is evaluating and considering an appeal of the NOPAs. Moreover, the Company intends to pursue the competent authority process if and when appropriate to ensure no double taxation of the Award amounts by Canada and the U.S. In 2023, the Company determined it appropriate to derecognize the tax benefit of the worthless stock deductions given the increased uncertainty the IRS’s position has raised and in consideration of the ongoing CRA audit. Accordingly, the Company recognized approximately $17.8 million in income tax expense (including interest of $1.8 million), as a result of the reversal of an $8.1 million income tax receivable and the recognition of an income tax payable of $9.7 million (including interest of $1.8 million) during the year ended December 31, 2023. In 2024, the Company recognized interest of $0.2 million on the income tax payable.

The Company also recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced if our estimate of future taxable income changes.

Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject or any appeals of the NOPAs will result in favorable outcomes.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, exclusive of interest and penalties, is as follows:

	March 31,	December 31,
	2024	2023

Total amount of gross unrecognized tax benefits at beginning of year	$16,046,894	$-
Addition based on tax positions related to the current year	-	-
Addition for tax positions of prior years	-	16,046,894
Reductions for tax positions of prior years	-	-
Settlements	-	-
Total amount of gross unrecognized tax benefits at end of period	$16,046,894	$16,046,894

At March 31, 2024 and December 31, 2023, the amount of unrecognized tax benefits, inclusive of interest that, if recognized, would impact the Company’s effective tax rate were $17,993,926 and $17,798,883, respectively. The amount of unrecognized tax benefits does not include any penalties that may be assessed.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of March 31, 2024 and December 31, 2023 were as follows:

	March 31,	December 31,
	2024	2023
Deferred income tax assets
Net operating loss carry forwards	$42,654,043	$43,223,586
Property, Plant and Equipment	(3,089)	(3,410)
Other	1,651,110	1,615,179
Total deferred income tax asset	44,302,064	44,835,355
Valuation allowance	(43,869,529)	(44,598,283)
Deferred income tax assets net of valuation allowance	$432,535	$237,072
Deferred income tax liabilities
Other	(432,535)	(237,072)
Net deferred income tax asset	$-	$-
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At March 31, 2024, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

	U.S.	Canadian	Expires
$		$ 1,930,082	2026
		3,581,981	2027
		13,652,878	2028
		12,938,934	2029
		15,985,333	2030
		17,899,872	2031
		5,193,512	2032
		7,550,298	2033
		8,748,164	2034
		12,487,359	2035
		14,846,156	2036
		11,196,038	2037
		1,071,430	2038
		2,792,453	2039
		4,150,861	2040
		15,025,635	2041
		3,955,665	2042
		10,691,190	2043
		1,883,734	2044
	5,993,568		-
	$5,993,568	$ 165,581,575

Note 10. Subsequent Events:

In May 2024, the Company announced that it had entered into an agreement with its agents to undertake a best-efforts private placement of Class A common shares of the Company for gross proceeds of up to US$15.0 million at a price per Common Share of US$3.50. The number of Common Shares to be sold will be determined in the context of the market in conjunction with the marketing efforts and there can be no assurance as to completion of the offering. The Company has also entered into a binding term sheet to obtain a borrowing facility which allows the Company, in its sole discretion, to borrow up to US$50 million. The sole purpose of the facility is to fund any cash deposits required by the Company with respect to a potential transaction in relation to the sale of the common shares of PDV Holdings, Inc., the indirect parent company of CITGO Petroleum Corp, pursuant to the sales and bidding procedures managed by the Special Master of the U.S. District Court for the District of Delaware.

In April 2024, the Company determined that an unauthorized third party gained access to its network due to a firewall vulnerability. Upon learning of the incident, the Company promptly engaged cyber security experts, remedied the vulnerability, restored its systems and enhanced security over its network. Remediation is substantially complete. The total costs associated with this cybersecurity incident are estimated at approximately $1.0 million.